Exhibit 99.1

AYR Wellness Announces Filing of Q1 2025 Interim Financial Statements and MD&A

MIAMI, September 12, 2025 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, today announces that it has filed its unaudited interim condensed consolidated financial statements for the three months ended March 31, 2025, together with the related Management’s Discussion and Analysis (“MD&A”).

The Q1 2025 interim financial statements and MD&A are now available for review under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the U.S. Securities and Exchange Commission’s EDGAR system at www.sec.gov. These documents should be read in conjunction with Ayr’s most recent audited annual financial statements and accompanying notes.

Shareholders and interested parties are encouraged to review the filed materials in their entirety for complete information regarding the Company’s operating performance, liquidity position, and recent corporate developments.

Definition and Reconciliation of Non-GAAP Measures

The Company reports certain non-GAAP measures that are used to evaluate the performance of such businesses and the performance of their respective states, as well as to manage their capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable GAAP measure.

The Company references non-GAAP measures, including cannabis industry metrics, in the MD&A and elsewhere. These are provided as additional information to complement those GAAP measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Company include “Adjusted EBITDA” and “Adjusted Gross Profit”.

The Company believes that these non-GAAP financial measures may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

Adjusted EBITDA

“Adjusted EBITDA” represents (loss) income from continuing operations, as reported under GAAP, before interest and taxes, adjusted to exclude non-core costs, other non-cash items, including depreciation and amortization and further adjusted to remove non-cash stock-based compensation, impairment expense, the incremental costs to acquire cannabis inventory in a business combination (when applicable; none of which was incurred for any of the periods presented), acquisition and transaction related costs, and start-up costs.

Adjusted Gross Profit

“Adjusted Gross Profit” represents gross profit, as reported under GAAP, adjusted to exclude the incremental costs to acquire cannabis inventory in a business combination (when applicable; none of which was incurred for any of the periods presented), interest, depreciation and amortization, start-up costs and other non-core costs.

Reconciliations of such non-GAAP measures are provided in the MD&A.

Forward-Looking Statements

Certain statements contained in this news release may contain forward-looking information or may be forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target,” “expect,” “anticipate,” “believe,” “foresee,” “could,” “would,” “estimate,” “goal,” “outlook,” “intend,” “plan,” “seek,” “will,” “may,” “tracking,” “pacing,” and “should” and similar expressions or words suggesting future outcomes. Numerous risks and uncertainties could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. AYR undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

SVP, Public Affairs

T: (786) 885-0397

Email: comms@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397